Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
May 4, 2006
Manulife Financial Corporation reports
record first quarter earnings of $956 million
Record premiums and deposits of $17.9 billion up 20 per cent over the same period last year
TORONTO — Manulife Financial Corporation today reported record shareholders’ net income of $956 million for the first quarter of 2006, an increase of 19 per cent from one year ago. Earnings per common share were $1.20, a 21 per cent increase compared to the first quarter of 2005. In addition, the Company’s return on common shareholders’ equity was 16.3 per cent, up 223 basis points from the first quarter in 2005.
“The first quarter results represent an exceptional start to the year. Manulife has again reported record top and bottom line results and all segments contributed to the strong results,” said Dominic D’Alessandro, President and Chief Executive Officer of Manulife Financial. “I am particularly pleased by the exceptional sales levels achieved across the organization in both our wealth management and insurance businesses.”
Total premiums and deposits were $17.9 billion, an increase of 20 per cent above the first quarter of 2005. Sales growth was broadly based, however particular highlights included the following:
•	John Hancock Life Insurance sales of US$185 million, up 78%

•	John Hancock Variable Annuities sales of US$2.4 billion, up 61%

•	John Hancock Mutual Funds deposits of US$2.1 billion, up 49%

•	Canada Group Savings & Retirement Solutions sales of $342 million, up 92%

•	Japan Variable Annuities sales of US$1.1 billion, up 25%
“Earnings continue to benefit from both the strong growth in our in-force business and higher levels of new sales,” noted Peter Rubenovitch, Senior Executive Vice President and Chief Financial Officer. “In addition, our continued focus on expense management in this fast growth environment has contributed positively to the first quarter’s results.”
In the first quarter, earnings also benefited from favourable investment and lapse experience and increased fee income due to higher levels of assets under management versus one year ago. Offsetting earnings growth to some extent was less favourable claims experience and the negative impact of currency movements over the year.
As at March 31, 2006 total funds under management reached $386 billion, a 10 per cent increase over levels reported one year ago. Excluding the impact of currency movements and the managed reduction within the John Hancock Institutional Fixed products segment, asset growth would have been even more substantial at 15 per cent.

OPERATING HIGHLIGHTS
•	In the United States, John Hancock Life Insurance sales increased to US$185 million, a 78 per cent increase over one year ago and a record first quarter result. Sales momentum continued from 2005 when Manulife improved its sales ranking in the U.S. universal life market to the number one position, up from number three in 2004[1]. As well, John Hancock continued to develop and bring to market new and innovative insurance products with a new accumulation universal life product and a new accumulation variable universal life product launched in the quarter.

•	John Hancock Variable Annuities sales increased to US$2.4 billion, up 61 per cent from US$1.5 billion one year ago. During the quarter, the business refreshed its flagship optional withdrawal benefit, the Principal Plus for Life rider, available on the company’s core variable annuity product.

•	Sales of John Hancock Mutual Funds increased by 49 per cent over the first quarter of 2005 to a record level of US$2.1 billion. Net sales were also up sharply to US$779 million, more than double one year ago. Contributing to the strong sales was a reorganization and expansion of the mutual fund sales team that significantly added to the number of external wholesalers and inside salespersons. As well, the expansion of the John Hancock Mutual Fund offering has been well received in the marketplace

•	In Canada, momentum continued in Group Savings and Retirement Solutions with sales increasing by 92 per cent over the first quarter of 2005. The business has steadily improved its market position and in the fourth quarter ranked first in Canada for Defined Contribution sales[1].

•	In Japan, first quarter variable annuity sales exceeded the US$1 billion mark for the first time. Compared to the same period one year ago, variable annuity sales increased by 25 per cent to US$1.1 billion.

•	Manulife Japan continued to expand and diversify its distribution channels through the addition of three new banks and one securities firm. Manulife Japan now sells its variable annuity products through a total of 16 banks and five securities brokers with more than 2,600 branches.

•	In China, Manulife-Sinochem received approval to open two new sales offices, increasing the number of approved licenses to 14. Since forming the country’s first foreign joint-venture life insurance company ten years ago, Manulife-Sinochem has introduced many new innovative products and, with 14 approved licenses, the company is licensed to operate in more cities than any other joint-venture life insurer in China.

•	Manulife Financial completed an offering of $300 million of non—cumulative preferred shares and issued $350 million of medium term notes. Both issuances were completed at attractive rates in the market.

[1]	According to surveys conducted by LIMRA.

•	Manulife continued to streamline its operations and in the first quarter completed the sale of First Signature Bank Trust and announced a definitive agreement to sell Independence Investments LLC.
Quarterly Cash Dividend
The Board of Directors approved a quarterly shareholders’ dividend of $0.35 per share on the common shares of the Company, payable on or after June 19, 2006 to shareholders of record at the close of business on May 16, 2006. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of the Company, payable on or after June 19, 2006 to shareholders of record at the close of business on May 16, 2006. A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of the Company, payable on and after June 19, 2006 to shareholders of record at the close of business on May 16, 2006. A dividend of $0.28125 per share was also declared on the Non-cumulative Class A Shares Series 3 of the Company, payable on and after June 19, 2006 to shareholders of record at the close of business on May 16, 2006. A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of The Manufacturers Life Insurance Company, payable on and after June 30, 2006 to shareholders of record at the close of business on June 15, 2006.
Stock Split by way of Stock Dividend
The Board of Directors also approved a stock dividend payable to the shareholders of record of the common shares of the Company at the close of business on May 25, 2006 payable on June 2, 2006. The stock dividend will have the same effect as a two-for-one split of the Company’s common shares. For additional information, please see today’s news release addressing the stock dividend, which is available on the Company’s website.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Highlights
(unaudited)

	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (C$ millions)	956	908	801
Diluted Earnings per Common Share (C$)	1.19	1.13	0.98
Return on Common Shareholders’ Equity (%, annualized)	16.3	15.5	14.1
Premiums & Deposits (C$ millions)	17,942	16,184	14,919
Funds under Management (C$ billions)	385.6	372.0	349.9
Net Income
Manulife Financial Corporation shareholders’ net income for the first quarter of 2006 was $956 million, up 19 per cent from $801 million reported a year earlier. The earnings increase was due to growth in wealth management businesses, improved new business margins in U.S. Insurance and strong investments results across divisions. Partially offsetting these increases were unfavourable claims experience in U.S. Insurance and in John Hancock’s discontinued accident and health business and the negative impact of a strengthened Canadian dollar.

Diluted Earnings per Share and Return on Common Shareholders’ Equity
First quarter diluted earnings per common share of $1.19 grew by 21 per cent from $0.98 in 2005 and return on common shareholders’ equity for the three months ended March 31, 2006 was 16.3 per cent compared to 14.1 per cent in 2005.
Premiums and Deposits
Premiums and deposits for the quarter were $17.9 billion, up 20 per cent on a Canadian dollar basis and 28 per cent on a constant currency basis, from $14.9 billion reported a year earlier. The significant increase was driven by strong sales in wealth management products across all divisions, most notably in U.S. Wealth Management.
Funds under Management
Funds under management grew by 10 per cent or $35.7 billion to $385.6 billion as at March 31, 2006 from $349.9 billion as at March 31, 2005, primarily due to strong sales in wealth management products and the impact of rising equity markets. The increase was partially offset by the negative impact of a strengthened Canadian dollar.
Capital
Total capital was $29.3 billion as at March 31, 2006, up $0.7 billion from $28.6 billion as at March 31, 2005. Increases in capital are attributable to net income in the past 12 months, $300 million of preferred shares issued on January 3, 2006 and an increase of $100 million of long-term debt, described below, and were partially offset by shareholders’ dividends of $1,013 million, the repurchase of 18 million shares at $1,111 million, and the $870 million negative impact of the strengthened Canadian dollar over the last 12 months.
On February 16, 2006, the Company exercised its right to redeem all of the outstanding $250 million subordinated debentures due February 16, 2011. On March 28, 2006, the Company issued $350 million in medium term notes, which bear interest at a fixed rate of 4.67%, payable semi-annually, and mature on March 28, 2013.
PERFORMANCE BY DIVISION
U.S. Insurance

Canadian dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (millions)	158	178	135
Premiums & Deposits (millions)	1,689	1,762	1,584
Funds under Management (billions)	58.4	57.9	57.7

U.S. dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (millions)	137	152	110
Premiums & Deposits (millions)	1,462	1,501	1,292
Funds under Management (billions)	50.0	49.6	47.7

•	U.S. Insurance shareholders’ net income for the first quarter of 2006 was $158 million, up 17 per cent from $135 million reported a year earlier. The earnings increase was due to favourable investment returns and improved new business profits resulting from higher margins in John Hancock Life. Higher sales in John Hancock Long Term Care and in-force business growth also contributed to the earnings increase. Partially offsetting these increases were unfavourable claims experience and the negative impact of a strengthened Canadian dollar.

•	Premiums and deposits for the quarter were $1.7 billion, up seven per cent from $1.6 billion reported in the first quarter of 2005. On a U.S. dollar basis, premiums and deposits increased by 13 per cent due to higher universal life premiums resulting from strong sales volumes in recent quarters, growth in variable universal life deposits, as well as improved sales and in-force business growth in the John Hancock Long Term Care business.

•	Funds under management were $58.4 billion as at March 31, 2006 compared to $57.7 billion as at March 31, 2005. Funds under management growth due to in-force business growth and rising equity markets was largely offset by a large surrender in the Closed John Hancock Life Participating block during the third quarter of 2005, and the negative impact of a strengthened Canadian dollar.
U.S. Wealth Management

Canadian dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (millions)	255	216	204
Premiums & Deposits (millions)	9,713	7,928	6,950
Funds under Management (billions)	181.4	175.7	165.6

U.S. dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (millions)	221	184	167
Premiums & Deposits (millions)	8,413	6,758	5,664
Funds under Management (billions)	155.4	150.7	136.9
•	U.S. Wealth Management’s net income for the first quarter of 2006 was $255 million, up 25 per cent from $204 million reported a year earlier. Higher earnings in the quarter were primarily due to favourable investment results in JH Institutional Fixed and higher fee income from increased sales and higher average assets in the JH Variable Annuities, JH Retirement Plan Services and JH Mutual Funds businesses. The impact of equity market appreciation on segregated fund guarantee reserves also contributed to the strong earnings increase. Partially offsetting these increases were losses related to unfavourable claims experience in the JH Retail Fixed and JH Institutional Fixed businesses and the negative impact of a strengthened Canadian dollar.

•	Premiums and deposits for the quarter were $9.7 billion, up 40 per cent from $7.0 billion reported in the first quarter of 2005, primarily due to significant growth in segregated fund deposits in the JH Variable Annuity and JH Retirement Plan Services businesses, and growth in deposits in the JH Mutual Funds business. Variable Annuities’ premiums and deposits increased 61 per cent reflecting continued strong market acceptance of the Principal Plus For Life withdrawal benefit. JH Retirement Plan Services premiums and deposits increased 36 per cent driven by the impact of new sales and higher recurring deposits from the growing block of in-force participants. Deposits in JH Mutual Funds grew 49 per cent, primarily from higher open-end retail fund sales. JH Retail Fixed premiums also increased $0.4 billion, driven by significant Single Premium Annuity sales in the quarter.

•	Funds under management grew by 10 per cent or $15.8 billion to $181.4 billion as at March 31, 2006 from $165.6 billion as at March 31, 2005. The increase was due to continued strong net policyholder cash flows in the JH Variable Annuities and JH Retirement Plan Services businesses. This sales growth, plus the cumulative effect of favourable equity market performance over the last twelve months, were partially offset by scheduled maturities in the Institutional business and the negative impact of a strengthened Canadian dollar.
Canadian Division

Canadian dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (millions)	238	199	184
Premiums & Deposits (millions)	3,733	3,339	3,520
Funds under Management (billions)	71.1	69.0	62.1
•	Canadian Division shareholders’ net income for the first quarter of 2006 was $238 million, up 29 per cent from $184 million reported a year earlier. The increase was driven by continued business growth in Individual Wealth Management and favourable investment returns across the Division including the positive impact of rising equity markets on segregated fund guarantees. Improved claims experience in Individual Insurance and Affinity businesses more than offset weakening claims experience in Group Benefits. Also contributing to the earnings increase was the income impact on actuarial liabilities from revisions to investment strategies for the Group Benefits business.

•	Premiums and deposits for the quarter were $3.7 billion, up six per cent from $3.5 billion reported in the first quarter of 2005, primarily due to growth in wealth management segregated fund deposits, driven by strong sales in Group Savings and Retirement Solutions. Premiums and deposits growth was tempered by lower proprietary mutual fund sales and reduced sales of fixed rate products.

•	Funds under management grew by 14 per cent or $9.0 billion to $71.1 billion as at March 31, 2006 from $62.1 billion as at March 31, 2005. The increase was driven by continued growth in segregated fund assets attributable to net positive client cash flows and investment returns resulting from rising equity markets over the past 12 months. In addition, assets in Manulife Bank grew substantially due to the continued sales success of its loan and mortgage products.

Asia and Japan

Canadian dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (millions)	162	228	159
Premiums & Deposits (millions)	2,582	2,354	2,594
Funds under Management (billions)	33.6	31.7	28.8

U.S. dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (millions)	141	195	129
Premiums & Deposits (millions)	2,235	2,006	2,115
Funds under Management (billions)	28.8	27.2	23.8
•	Asia and Japan Division shareholders’ net income for the first quarter of 2006 was $162 million, up $3 million from $159 million reported a year earlier. Contributing to the earnings increase was growth in Japan’s variable annuity business and improved experience in the Hong Kong Life business. Included in the Japan segment was $18 million resulting from the lengthening of the portfolio duration on the Daihyaku block. These increases were largely offset by the $20 million net release of tax provisions in 2005 and the impact of the weakening yen.

•	Premiums and deposits for the quarter were $2.6 billion, consistent with the first quarter of 2005. Growth in variable annuity sales in Japan and in wealth management products in Hong Kong were partially offset by lower mutual fund deposits in Indonesia, a result of market turmoil over the past year.

•	Funds under management grew by 17 per cent, or $4.8 billion, to $33.6 billion as at March 31, 2006 from $28.8 billion as at March 31, 2005, primarily due to variable annuity sales in Japan, increased business volumes in pension and wealth management products in Hong Kong, and the positive impact of rising equity markets. These increases were partially offset by redemptions of mutual funds in Indonesia over the past year, consistent with industry wide experience, and the impact of the weakening yen.
Reinsurance Division

Canadian dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (Loss) (millions)	92	(29)	42
Premiums (millions)	225	249	271

U.S. dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (Loss) (millions)	80	(24)	35
Premiums (millions)	195	212	221
•	Reinsurance Division’s net income for the first quarter of 2006 was $92 million, up $50 million from $42 million reported a year earlier. The increase in earnings was driven by favourable claims experience in the Property and Casualty reinsurance business and the positive impact of rising equity markets on segregated fund guarantees. Favourable claims results in the Property and Casualty reinsurance business were due to a downward adjustment of previously recorded hurricane losses as a result of more comprehensive claims information.

•	Premiums for the quarter were $225 million, down 17 per cent or $46 million from $271 million reported in the first quarter of 2005. On a U.S. dollar basis, premiums were down 12 per cent. The decrease was primarily due to a shift in product mix from non-traditional to traditional contracts in the Property and Casualty reinsurance business and lower in-force premiums in the International Group Program.
Corporate and Other Segment

Canadian dollars	Quarterly Results
	1Q06	4Q05	1Q05
Shareholders’ Net Income (millions)	51	116	77
•	The Corporate and Other segment is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. The segment also includes the John Hancock Accident and Health operations, which primarily consists of contracts in dispute.

•	Corporate and Other segment’s net income for the first quarter of 2006 was $51 million, down 34 per cent from $77 million reported a year earlier. Contributing to the decrease this quarter were unfavorable claims experience in the John Hancock Accident and Health business and the negative impact of a stronger Canadian dollar. These decreases were partially offset by the positive earnings impact owing to changes in actuarial methods and assumptions and lower John Hancock integration expenses. In addition, the prior year quarter benefited from non-recurring income of $57 million from the wind-up of the Daihyaku estate, a business acquired in 2001, and a non-recurring charge of $40 million to cover guarantees made to clients that were referred to Portus Alternative Asset Management Inc.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$386 billion (US$330 billion) as at March 31, 2006.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Attachments: Financial Highlights, Consolidated Statements of Operations, Consolidated Balance Sheets, Divisional Information.
Notes:
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 3:00 p.m. ET May 4, 2006. For local and international locations, please call (416) 695-5261 and toll free in North America please call (877) 888-3855. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A playback of this call will be available at 6:00 p.m. ET May 4, 2006 until midnight ET, May 11, 2006 by calling (416) 641-2135 (passcode #5045).
The conference call will also be webcast through Manulife Financial’s website at 3:00 p.m. ET May 4, 2006. You may access the webcast at: www.manulife.com/QuarterlyReports. An archived version of the webcast will be available later on the website at the same URL as above.
The First Quarter 2006 Financial Statements and Statistical Information Package are also available on the Manulife website at: www.manulife.com/QuarterlyReports. Each of these documents may be downloaded before the webcast begins.
Forward-Looking Statements
This news release includes Forward-Looking statements with respect to the Company, including its business operations and strategy as well as its financial performance and condition. These statements generally can be identified by the use of Forward-Looking words such as: “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. Although management believes that the expectations reflected in such Forward-Looking statements are reasonable, such statements involve risks and uncertainties and actual results may differ materially from those expressed or implied by such Forward-Looking statements. Important factors that could cause actual results to differ materially from the Company’s expectations include among other things, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, technological changes, changes in consumer demand for the Company’s products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts. The Company does not undertake to update any Forward-Looking statements.

Media inquiries:	Investor Relations:
Peter Fuchs	Patricia Kelly
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com

Financial Highlights
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	As at and for the three months ended
	March 31
	2006	2005	% Change

Net income	$950	$800	19
Loss attributed to participating policyholders	(6)	(1)	—

Net income attributed to shareholders	$956	$801	19
Preferred share dividends	(7)	(1)	—

Net income available to common shareholders	$949	$800	19

Premiums and deposits:
Life and health insurance premiums	$3,552	$3,466	2
Annuity and pension premiums	1,123	805	40
Segregated fund deposits	9,706	7,433	31
Mutual fund deposits	2,621	2,288	15
ASO premium equivalents	575	527	9
Other fund deposits	365	400	(9)

Total premiums and deposits	$17,942	$14,919	20

Funds under management:
General fund	$167,268	$168,545	(1)
Segregated funds	151,204	120,509	25
Mutual funds	36,736	34,192	7
Other funds	30,438	26,638	14

Total funds under management	$385,646	$349,884	10

Capitalization:
Long-term debt	$2,553	$2,902	(12)
Liabilities for preferred shares and capital instruments	1,911	$1,940	(1)
Non-controlling interest in subsidiaries	203	142	43

Equity
Participating policyholders’ equity	151	149	1
Shareholders’ equity
Preferred shares	638	344	85
Common shares	14,503	14,593	(1)
Contributed surplus	82	98	(16)
Retained earnings and currency translation account	9,240	8,459	9

Total capital	$29,281	$28,627	2

Selected key performance measures:
Basic earnings per common share	$1.20	$0.99
Diluted earnings per common share	$1.19	$0.98
Return on common shareholders’ equity (annualized)	16.3%	14.1%
Book value per common share	$30.15	$28.84
Common shares outstanding (in millions)
End of period	790	803
Weighted average — basic	792	806
Weighted average — diluted	800	814

Summary Consolidated Financial Statements
Consolidated Statements of Operations
(Canadian $ in millions except per share data, unaudited)

	For the three months ended
	March 31
	2006	2005

Revenue
Premium income	$4,675	$4,271
Net investment income	2,529	2,313
Other revenue	1,021	988

Total revenue	$8,225	$7,572

Policy benefits and expenses
To policyholders and beneficiaries
Death and disability benefits	$1,503	$1,502
Maturity and surrender benefits	2,704	2,921
Annuity payments	828	856
Policyholder dividends and experience rating refunds	348	352
Net transfers to segregated funds	116	160
Change in actuarial liabilities [1]	(615)	(1,166)
General expenses	862	934
Commissions	893	720
Interest expense	215	194
Premium taxes	65	68
Non-controlling interest in subsidiaries	6	5

Total policy benefits and expenses	$6,925	$6,546

Income before income taxes	$1,300	$1,026
Income taxes	(350)	(226)

Net income	$950	$800
Loss attributed to participating policyholders	(6)	(1)

Net income attributed to shareholders	$956	$801
Preferred share dividends	(7)	(1)

Net income available to common shareholders	$949	$800

Basic earnings per common share	$1.20	$0.99
Diluted earnings per common share	$1.19	$0.98
1 Includes impact from benefits and withdrawals from John Hancock Institutional of $1.8 billion in Q1 2006 and $2.0 billion in Q1 2005

Consolidated Balance Sheets
(Canadian $ in millions, unaudited)

	As at March 31
Assets	2006	2005

Invested assets
Bonds	$104,452	$105,919
Mortgages	27,845	28,904
Stocks	9,945	8,864
Real estate	5,341	4,706
Policy loans	6,191	6,871
Cash and short-term investments	7,924	6,878
Bank loans	1,909	1,548
Other investments	3,661	4,855

Total invested assets	$167,268	$168,545

Other assets
Accrued investment income	$1,660	$1,828
Outstanding premiums	585	678
Goodwill	7,509	7,347
Intangible assets	1,736	1,813
Miscellaneous	3,195	3,657

Total other assets	$14,685	$15,323

Total assets	$181,953	$183,868

Segregated funds net assets	$151,858	$120,814

Liabilities and equity

Policy liabilities	$131,564	$136,486
Deferred realized net gains	4,574	3,820
Bank deposits	5,890	4,570
Consumer notes	2,912	2,983
Future income tax liability	1,563	1,199
Other liabilities	6,169	6,183

	$152,672	$155,241

Long-term debt	2,553	2,902
Liabilities for preferred shares and capital instruments	1,911	1,940
Non-controlling interest in subsidiaries	203	142

Equity
Participating policyholders’ equity	151	149
Shareholders’ equity
Preferred shares	638	344
Common shares	14,503	14,593
Contributed surplus	82	98
Retained earnings and currency translation account	9,240	8,459

Total equity	$24,614	$23,643

Total liabilities and equity	$181,953	$183,868

Segregated funds net liabilities	$151,858	$120,814

Notes to Summary Consolidated Financial Statements
(Canadian $ in millions, unaudited)
Note 1: Divisional Information

	For the quarter ended March 31, 2006
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth		and Japan		and
Premiums and deposits		Management				Other	Total

General fund premiums	$1,341	$969	$1,450	$690	$225	$—	$4,675
Segregated fund deposits	348	6,222	1,427	1,709	—	—	9,706
Mutual fund deposits	—	2,157	281	183	—	—	2,621
ASO premium equivalents	—	—	575	—	—	—	575
Other fund deposits	—	365	—	—	—	—	365

Total	$1,689	$9,713	$3,733	$2,582	$225	$—	$17,942

Net income	$158	$255	$232	$162	$92	$51	$950

Funds under management	As at March 31, 2006

General fund	$46,549	$48,383	$42,518	$15,794	$3,055	$10,969	$167,268
Segregated funds	11,853	97,483	25,157	14,151	—	2,560	151,204
Mutual funds	—	31,935	3,411	1,390	—	—	36,736
Other funds	—	3,557	—	2,287	—	24,594	30,438

Total	$58,402	$181,358	$71,086	$33,622	$3,055	$38,123	$385,646

	For the quarter ended March 31, 2005
	U.S.	U.S.	Canadian	Asia	Reinsurance	Corporate
	Insurance	Wealth		and Japan		and
Premiums and deposits		Management				Other	Total

General fund premiums	$1,259	$601	$1,438	$702	$271	$—	$4,271
Segregated fund deposits	325	4,522	1,182	1,404	—	—	7,433
Mutual fund deposits	—	1,427	373	488	—	—	2,288
ASO premium equivalents	—	—	527	—	—	—	527
Other fund deposits	—	400	—	—	—	—	400

Total	$1,584	$6,950	$3,520	$2,594	$271	$—	$14,919

Net income	$135	$204	$183	$159	$42	$77	$800

Funds under management	As at March 31, 2005

General fund	$46,744	$54,684	$39,288	$15,771	$2,705	$9,353	$168,545
Segregated funds	10,942	78,326	20,218	8,939	—	2,084	120,509
Mutual funds	—	29,506	2,634	2,052	—	—	34,192
Other funds	—	3,047	—	1,988	—	21,603	26,638

Total	$57,686	$165,563	$62,140	$28,750	$2,705	$33,040	$349,884

Note 2: Comparatives
Certain comparative amounts have been reclassified to conform with the current period’s presentation.